SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

13 May 2011

LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule

12g3-2(b): 82- ________
This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-167844; 333-167844-01) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Lloyds Banking Group plc

Lloyds Banking Group plc hereby incorporates by reference the following exhibit to this report on Form 6-K into its Registration Statement on Form F-3 (File Nos. 333-167844; 333-167844-01):

Exhibit	Document

1	Capitalisation Table as at 31 December 2010

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc (Registrant)

13 May 2011	By:	/s/ Tim J W Tookey
Name: Tim J W Tookey
Title: Group Finance Director
Lloyds Banking Group plc

Exhibit 1

Capitalisation

The following table shows the Group’s capitalisation and indebtedness on a consolidated basis in accordance with IFRS as at 31 December 2010.  In accordance with IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table below.

31 December 2010
(£m)
Capitalisation
Equity
Shareholders’ equity	43,725
Non-controlling interests	841
Total equity	44,566
Indebtedness
Subordinated liabilities	36,232
Debt securities
Debt securities in issue	228,866
Liabilities held at fair value through profit or loss (debt securities)	6,665
Total debt securities	235,531
Total indebtedness	271,763
Total capitalisation and indebtedness	316,329

Excluding indebtedness issued under government-guaranteed funding programs, none of the indebtedness set forth above is guaranteed by persons other than members of the Group. As of 31 December 2010, all indebtedness was unsecured except for £72.9 billion of securitisations and covered bonds.

The information in the table above does not reflect the redemption at maturity of £1.0 billion of subordinated indebtedness since 31 December 2010. There have been no issuances of subordinated indebtedness since 31 December 2010. These transactions were undertaken in a number of currencies; for the purposes of this disclosure, the balances have been translated to sterling at the rates used to translate assets and liabilities as at 31 December 2010.

Except as disclosed above, there has been no material change in the information set forth in the table above since 31 December 2010.